

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Steven M. Blondy
Chief Financial Officer
Dex One Corporation
1001 Winstead Drive
Cary, NC 27513

> **Re: Dex One Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-07155**

Dear Mr. Blondy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

1. Overall, your risk factor subheadings are overly broad and generic. Please revise your subheadings to clearly and concisely identify each risk that applies to your company.

2. Please limit each risk subheading to one risk. Instead of discussing multiple risks under one subheading, break your disclosure into separate, appropriately captioned, risk factors.

Our ability to meet substantial debt service obligations, page 15

3. We note your statement that on the effective date all outstanding term loans, revolving loans and termination payments outstanding under swap agreements under the R.H. Donnelly credit facility, the Dex Media East credit facility and the Dex Media West

credit facility were converted into a new tranche of term loans pursuant to amended and restated credit facilities with R.H. Donnelley, Dex Media East and Dex Media West. These amended and restated credit facilities also provided for an initial prepayment of such loans. Please disclose the amount of this initial prepayment and when it was made.

4. Pursuant to the terms of the amended and restated credit facilities filed as exhibits to your Current Report on Form 8-K filed on February 4, 2010, you were required to make these prepayments pursuant to the terms of a letter agreement, dated May 29, 2009, by and among you, your subsidiaries and lenders. Please provide us with a description of the terms of this letter agreement and an analysis of why you did not file it as a material agreement pursuant to Item 601 of Regulation S-K.

5. In the last paragraph of this risk factor you state that you expect to be able to generate cash flows from operations in amounts sufficient to fund your operations and satisfy your debt payments but that you can make no assurances that your business will generate sufficient cash flows from operations to enable you to fund your operations and satisfy your debt payments. Please reconcile.

The inability to enforce any of our key agreements…, page 25

6. We note your disclosure that your arrangements with Qwest, CenturyLink and AT&T may be terminated by your counterparties prior to their stated terms under certain specified circumstances, some of which may be beyond your reasonable control and/or which may require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. To the extent you believe that certain of these specified circumstances that give rise to a termination right by your counterparties are reasonably likely to occur or not occur, as the case may be, please disclose those circumstances.

Reliance on, and extension of credit to, local businesses, page 27

7. Please provide tabular disclosure quantifying the amount of aggregate credit currently extended to your clients, including aging.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

8. In your future filings, please strive to eliminate repetitive or redundant disclosure. For example, the description of your business in Item 1 is largely repeated throughout your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Corporate Overview, page 38

9. In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, the disclosure in the section entitled "Context and Perspective" on page 96 includes the type of discussion of trends, opportunities and challenges that could be helpful to an investor's understanding of your business. For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Production and Distribution Expenses, page 57

10. We note that your other expenses, net decreased by $7.3 million in 2009. Please discuss the factors that contributed to this decrease.

Controls and Procedures

11. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your "disclosure controls and procedures are effective and sufficient to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Act of 1934 is recorded, processed, summarized and reported within the time periods specific [sic] in the Securities and Exchange Commission's rules and forms." In your future filings, please also specify your officers' conclusion regarding the effectiveness of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

12. We also note that you provide disclosure regarding changes in your internal control over financial reporting on Page 90. Please provide disclosure regarding this material weakness in your Management's Annual Report on Internal Control Over Financial Reporting pursuant to Item 308 of Regulation S-K.

Compensation Discussion and Analysis, page 95

Long-Term Incentives for 2009, page 101

13. In your discussion of the 2009 LTIP beginning on page 101, you state that the awards to participants in your 2009 LTIP, including certain named executive officers, are dependent upon the attainment of certain performance measures related to the amount of the Company's cumulative free cash flow for the 2009, 2010 and 2011 fiscal years. In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K's Compliance and Disclosure Interpretations.

Grants of Plan-Based Awards During 2009, page 108

14. In footnote 2 to this table, you disclose that certain executive officers (including NEOs) received cash payment equal to one-half of the participant's Maximum Long-Term Incentive Award payable under the 2009 LTIP. Please disclose the trigger for these payments and whether any of these payments can be clawed back if the company does not meet its free cash flow targets during the remainder of the performance period.

Summary Compensation Table, page 106

15. In footnote (d) to this table, you disclose that other compensation includes 401(k) equalization plan payments equal to the amount that you would have contributed as a matching contribution to the 401(k) plan in 2008 but for the contribution limitations under the tax laws. First, why are you making matching contributions for 2008 in 2009? Second, what is the difference between these equalization payments and payments under the Restoration Plan?

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 3 – Fresh Start Accounting, page 21

16. In light of the fact that you have taken a $752 million dollar impairment charge, please provide an analysis for changes in the cash flow projections and reasons for the changes that led to impairment four months after the performance of the initial valuation. Please also provide an explanation as to why the changes could not have been foreseen four months prior.

Note 7 - Derivative Financial Instruments, page 37

17. You have noted that during the three and five months ended June 30, 2010, you had reclassified $7.1 million and $8.7 million, respectively, of hedging losses related to the interest rate swaps and interest rate caps into earnings. Since you had not designated these instruments in a cash flow hedging relationship, what were the reclassifications related to?

Note 13 - Dex One Corporation ("Parent Company") Financial Statements, page 43

18. Please expand your disclosure to explain in more detail the nature of the restrictions on you and your operating subsidiaries, specifically the use of proceeds generated to satisfy any obligations at the parent level. In addition, please quantify the amount of the restricted net assets, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

Liquidity and Capital Resources, page 72

19. Please expand to discuss the restrictions that have triggered Parent Company financials and the effect it may have on the Company's meeting its obligations, specifically obligations that are at the parent company level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, accountant, at (202) 551-4965 or Carlos Pacho, senior assistant chief accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268, Celeste Murphy, legal branch chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director